UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

GTx, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

40052B 20 7
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40052B 20 7

1	NAME OF REPORTING PERSON Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,029,254 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,029,254 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,029,254 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (1)
12	TYPE OF REPORTING PERSON PN

(1)  Includes 514,627 shares of Common Stock currently issuable upon the exercise of certain Warrants (defined below) held by BVF. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF and BVF 2 would be fully exercised, and the remaining Warrants held by BVF 2, and those in the Partners Managed Accounts would not be exercised, as the exercise of the Warrants held by BVF and BVF 2 to acquire 535,466 shares of Common Stock bring the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to exercise the Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99% limitation.

CUSIP NO. 40052B 20 7

1	NAME OF REPORTING PERSON Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 295,076 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 295,076 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,076 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8% (1)
12	TYPE OF REPORTING PERSON PN

(1)  Includes 20,839 Shares of Common Stock currently issuable upon the exercise of certain Warrants (defined below) and excludes 245,835 shares of Common Stock currently issuable upon the exercise of certain Warrants (defined below) held by BVF 2. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF and BVF 2 would be fully exercised, and the remaining Warrants held by BVF 2, and those in the Partners Managed Accounts would not be exercised, as the exercise of the Warrants held by BVF and BVF 2 to acquire 535,466 shares of Common Stock bring the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to exercise the Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99% limitation.

CUSIP NO. 40052B 20 7

1	NAME OF REPORTING PERSON Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 65,774
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 65,774
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,774
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 40052B 20 7

1	NAME OF REPORTING PERSON BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 65,774
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 65,774
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,774
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 40052B 20 7

1	NAME OF REPORTING PERSON BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,643,899 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,643,899 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,643,899 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON PN, IA

(1)  Includes 535,466 shares of Common Stock currently issuable upon the exercise of certain Warrants (defined below) held by BVF and BVF2, and excludes 575,644 shares of Common Stock issuable upon the exercise of certain Warrants. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF and BVF 2 would be exercised, and the remaining Warrants held by BVF 2, and those in the Partners Managed Accounts would not be exercised, as the exercise of the Warrants held by BVF and BVF 2 to acquire 535,466 shares of Common Stock bring the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to exercise the Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99% limitation.

CUSIP NO. 40052B 20 7

1	NAME OF REPORTING PERSON BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,643,899 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,643,899 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,643,899 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON CO

(1)  Includes 535,466 shares of Common Stock currently issuable upon the exercise of certain Warrants (defined below) held by BVF and BVF2, and excludes 575,644 shares of Common Stock issuable upon the exercise of certain Warrants. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF and BVF 2 would be exercised, and the remaining Warrants held by BVF 2, and those in the Partners Managed Accounts would not be exercised, as the exercise of the Warrants held by BVF and BVF 2 to acquire 535,466 shares of Common Stock bring the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to exercise the Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99% limitation.

CUSIP NO. 40052B 20 7

1	NAME OF REPORTING PERSON Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,643,899 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,643,899 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,643,899 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON IN

(1)  Includes 535,466 shares of Common Stock currently issuable upon the exercise of certain Warrants (defined below) held by BVF and BVF2, and excludes 575,644 shares of Common Stock issuable upon the exercise of certain Warrants. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF and BVF 2 would be exercised, and the remaining Warrants held by BVF 2, and those in the Partners Managed Accounts would not be exercised, as the exercise of the Warrants held by BVF and BVF 2 to acquire 535,466 shares of Common Stock bring the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to exercise the Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99% limitation.

CUSIP NO. 40052B 20 7

Item 1(a).	Name of Issuer:

GTx, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

175 Toyota Plaza, 7th Floor
Memphis, Tennessee 38103

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Citizenship: Cayman Islands

BVF Partners L.P. (“Partners”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

BVF Inc.
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

CUSIP NO. 40052B 20 7

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

40052B 20 7

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on December 31, 2016, the Reporting Persons held warrants exercisable for an aggregate of 1,111,110 shares of Common Stock (the “Warrants”). The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed that 514,627 Warrants held by BVF and 20,839 Warrants held by BVF2 would be exercised to acquire 535,466 shares of Common Stock underling the Warrants and that 245,835 Warrants held by BVF2, and 329,809 Warrants held by the Partners Managed Accounts (defined below) would not be exercised, which would bring the Reporting Persons to the aggregate 9.99% limitation.

CUSIP NO. 40052B 20 7

As of the close of business on December 31, 2016 (i) BVF beneficially owned 1,029,254 shares of Common Stock, including 514,627 shares of Common Stock issuable upon the exercise of Warrants held by it, (ii) BVF2 beneficially owned 295,076 shares of Common Stock, including 20,839 shares of Common Stock issuable upon the exercise of Warrants and excluding  245,835 shares of Common Stock issuable upon the exercise of Warrants held by it and (iii) Trading Fund OS beneficially owned 65,774 shares of Common Stock.

Partners OS as the general partner of Trading Fund OS may be deemed to beneficially own the 65,774 shares of Common Stock beneficially owned by Trading Fund OS.

Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 1,643,899 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and certain Partners managed accounts (the “Partners Managed Accounts”), including 253,795 shares of Common Stock held in the Partners Managed Accounts, and excluding 329,809 shares of Common Stock issuable upon the exercise of Warrants held within the Partners Managed Accounts.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,643,899 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,643,899 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of: (a) 15,919,976 Shares outstanding as of November 4, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2016, adjusted for the reverse stock split of the Issuer’s outstanding Shares at a ratio of 1-for-10 and (b) 535,466  shares of Common Stock that may be acquired upon the conversion of certain Warrants, as applicable.

As of the close of business on December 31, 2016 (i) BVF beneficially owned approximately 6.3% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 1.8% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding shares of Common Stock (iv) Partners OS may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock, and (v) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock (approximately 1.5% of which is held in the Partners Managed Accounts).

CUSIP NO. 40052B 20 7

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on February 16, 2016.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 40052B 20 7

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2017

BIOTECHNOLOGY VALUE FUND, L.P.
BVF INC.
By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner	By:	/s/ Mark N. Lampert
Mark N. Lampert
By:	/s/ Mark N. Lampert		President
Mark N. Lampert
President
/s/ Mark N. Lampert
MARK N. LAMPERT
BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President